

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Mr. Christopher S. DiFrancesco
Vice-President, General Counsel and Secretary
Telesat Canada
1601 Telesat Court
Ottawa, Ontario, Canada K1B 5P4

    Re: Telesat Canada
             Form 20-F for the fiscal year ended December 31, 2009
             Filed March 3, 2010
             File No. 333-159793

Dear Mr. DiFrancesco:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director